Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor Rejects Unsolicited Indication of Interest from MNC Capital

ANOKA, Minn., March 4, 2024 — Vista Outdoor Inc. (NYSE: VSTO) today announced that its Board of Directors (the “Vista Outdoor Board”), following consultation with its financial and legal advisors, has rejected an unsolicited indication of interest received on February 19, 2024 from MNC Capital (“MNC”) pursuant to which MNC expressed interest in acquiring Vista Outdoor in an all-cash transaction for $35.00 per Vista share (the “MNC Indication”). The Vista Outdoor Board also issued a letter to MNC which is reproduced below.

The Vista Outdoor Board continues to recommend the acquisition of the Sporting Products business by Czechoslovak Group a.s. (“CSG”) and remains committed to the strategy of standing up the Outdoor Products business (“Revelyst”) as a standalone public company to drive the greatest value for our stockholders.

The acquisition of the Sporting Products business by CSG is expected to close in calendar year 2024, subject to approval of Vista Outdoor’s stockholders, receipt of necessary regulatory approvals and other customary closing conditions.  We have been actively engaged with the Committee on Foreign Investment in the United States (“CFIUS”) and our team is working with CFIUS to obtain its clearance. As previously stated, we remain confident in our ability to receive all necessary regulatory approvals, including with respect to CFIUS, and to satisfy all closing conditions.

Michael Callahan, Chairman of the Board of Directors, said “Following careful review with our experienced team of financial and legal advisors, the Board determined that the transaction contemplated by MNC Capital’s indication of interest significantly undervalues the Company and is not in the best interest of our stockholders.  In particular, the indication of interest significantly undervalues the Revelyst business, which we expect to double standalone adjusted EBITDA in FY25 and achieve mid-teens adjusted EBITDA margin in the long term.1  The indication also lacks evidence of procured committed financing and is not reasonably capable of being completed. We take our fiduciary responsibilities seriously and are always open to opportunities that maximize stockholder value.

1 Vista Outdoor has not reconciled adjusted EBITDA guidance and adjusted EBITDA margin guidance (on a segment or consolidated basis) to GAAP net income guidance and GAAP net income margin guidance, respectively, because Vista Outdoor does not provide guidance for net income, which is the most directly comparable financial measure calculated in accordance with GAAP with respect to adjusted EBITDA and a reconciling item between GAAP net income margin and non-GAAP EBITDA margin. Accordingly, reconciliations to net income and net income margin are not available without unreasonable effort. See the section titled ‘Non-GAAP Financial Measures’ for more information.

“We continue to firmly believe that our pending transaction with CSG and the separation of Revelyst as a standalone public company will drive significantly greater value for our stockholders. CSG is fully committed to Sporting Products’ iconic American brands and expanding our legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage. At the same time, Revelyst is poised to leverage meticulous craftsmanship and cross-collaboration across its portfolio of category-defining brands as a standalone public company. We are confident that this is the best path to unlock value for our stockholders.”

The full text of the letter to MNC follows:

March 4, 2024

MNC Capital
Attention: Mark Gottfredson

Mr. Gottfredson:

I am writing on behalf of Vista Outdoor Inc. (“Vista”) in response to MNC Capital’s (“MNC”) letters dated February 19, 2024 and February 28, 2024, expressing MNC’s interest in pursuing a transaction pursuant to which MNC would acquire Vista in an all-cash transaction for $35.00 per Vista share (the “MNC Indication”). We also refer to the agreement and plan of merger dated as of October 15, 2023, between Vista, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc., and, solely for the purposes of the Guarantor Provisions as defined therein, CZECHOSLOVAK GROUP a.s. (the “CSG Merger Agreement”).

Vista’s Board of Directors (the “Board”) has carefully reviewed the MNC Indication in consultation with our financial advisors and outside legal counsel.

After a thorough evaluation of the merits and risks of the MNC Indication, the Board has determined that the MNC Indication would not be more favorable to Vista stockholders from a financial point of view than the transactions contemplated by the CSG Merger Agreement, is not reasonably capable of being completed and does not constitute a basis for engagement with MNC. The Board has therefore rejected the MNC Indication.

This determination by the Board was based on a number of factors, including that:
●	the consideration of $35.00 in cash per Vista share in the MNC Indication significantly undervalues Vista;
●
the MNC Indication does not take into account the significant stockholder value that is expected to be created by the separation of the Outdoor Products and Sporting Products segments of Vista into two independent companies, each with its own dedicated strategic focus, enhanced ability to attract and retain top talent, tailored capital allocation philosophy, and set of competitive advantages;

●
the MNC Indication provides no evidence whatsoever that MNC has procured committed financing. This is particularly concerning in light of MNC’s repeated failure to deliver executed debt commitment letters with respect to the debt financing contemplated by the proposals it made in September and October 2023 to acquire Vista’s Sporting Products business;

●
the MNC Indication notes that it is subject to further diligence by MNC and its advisors without any indication of specific diligence requests or the anticipated timeframe for completing such diligence;

●	the MNC Indication does not provide adequate detail with respect to the proposed transaction, including, among other things, with respect to contractual terms.
In light of these concerns, as well as the lack of compelling value in the MNC Indication, we continue to believe that our pending transaction with CSG will drive significantly greater value for our stockholders.

The Board takes its fiduciary responsibilities seriously and is deeply committed to maximizing value for all of our stockholders. The Board is always receptive to opportunities that will help us achieve that goal.

Regards,

Michael Callahan
Chairman of the Board of Directors of Vista Outdoor Inc.

Vista Outdoor stockholders do not need to take any action at this time.

Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.

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About Vista Outdoor Inc.
Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products and Sporting Products, provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.

Non-GAAP Financial Measures

Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this press release are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures. Please see the tables below for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding the nonrecurring and non-cash items referenced above. We calculate “Adjusted EBITDA margins” as Adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on the Company’s core profitability and help investors analyze underlying trends in the Company’s business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies.

Forward-Looking Statements
Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: our plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. After the Registration Statement is declared effective, we will mail the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/ prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com

Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com